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METROPOLITAN LIFE INSURANCE COMPANY
200 PARK AVENUE
NEW YORK, NEW YORK 10166

April 18, 2016

VIA EDGAR
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United States Securities and Exchange Commission (the "SEC")
100 F Street, N.E.
Washington, D.C. 20549

Re:   Metropolitan Life Insurance Company ("Registrant")
      MetLife Shield Level Selector/SM/ Annuity (the "Contract")
      File No. 333-209461

Dear Sir or Madam:

At the request of SEC staff reviewer Sonny Oh, Registrant represents that a selling firm may limit the shield options available through that firm when a Contract is issued although there will always be at least one shield option available under any Contract.

Sincerely,


/s/ Gregory E. Illson
Gregory E. Illson
Vice President